SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 December, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 December 2025
Exhibit 1.2	Transaction in Own Shares dated 02 December 2025
Exhibit 1.3	Transaction in Own Shares dated 03 December 2025
Exhibit 1.4	Transaction in Own Shares dated 04 December 2025
Exhibit 1.5	Transaction in Own Shares dated 05 December 2025
Exhibit 1.6	Transaction in Own Shares dated 08 December 2025
Exhibit 1.7	Payment of dividends in sterling dated 09 December 2025
Exhibit 1.8	Transaction in Own Shares dated 09 December 2025
Exhibit 1.9	Transaction in Own Shares dated 10 December 2025
Exhibit 1.10	Director/PDMR Shareholding dated 11 December 2025
Exhibit 1.11	Board Committee Membership Change dated 11 December 2025
Exhibit 1.12	Transaction in Own Shares dated 11 December 2025
Exhibit 1.13	Transaction in Own Shares dated 12 December 2025
Exhibit 1.14	Transaction in Own Shares dated 15 December 2025
Exhibit 1.15	Transaction in Own Shares dated 16 December 2025
Exhibit 1.16	Transaction in Own Shares dated 17 December 2025
Exhibit 1.17	Transaction in Own Shares dated 18 December 2025
Exhibit 1.18	Director/PDMR Shareholding dated 24 December 2025
Exhibit 1.19	Director/PDMR Shareholding dated 29 December 2025

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 01 December 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,494,003 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,085,988	93,916	314,099
Highest price paid per Share (pence):	461.35	461.20	461.35
Lowest price paid per Share (pence):	455.30	455.55	455.40
Volume weighted average price paid per Share (pence):	457.8239	457.5128	457.7424

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 838,644,900 ordinary shares in treasury and have 15,647,668,094 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	457.8239	1,085,988
Cboe (UK)/BXE	457.5128	93,916
Cboe (UK)/CXE	457.7424	314,099

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7560J_1-2025-12-1.pdf

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 02 December 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,495,036 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,043,599	98,881	352,556
Highest price paid per Share (pence):	461.70	461.70	461.70
Lowest price paid per Share (pence):	456.25	456.25	456.25
Volume weighted average price paid per Share (pence):	459.2412	459.2032	459.3731

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 838,644,900 ordinary shares in treasury and have 15,647,668,094 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	459.2412	1,043,599
Cboe (UK)/BXE	459.2032	98,881
Cboe (UK)/CXE	459.3731	352,556

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9504J_1-2025-12-2.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 03 December 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,495,824 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,096,467	86,854	312,503
Highest price paid per Share (pence):	463.80	463.80	463.80
Lowest price paid per Share (pence):	457.95	458.35	458.10
Volume weighted average price paid per Share (pence):	461.1959	461.3251	461.1117

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 841,635,760 ordinary shares in treasury and have 15,644,677,234 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	461.1959	1,096,467
Cboe (UK)/BXE	461.3251	86,854
Cboe (UK)/CXE	461.1117	312,503

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1479K_1-2025-12-3.pdf

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 04 December 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,496,180 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	939,019	109,127	448,034
Highest price paid per Share (pence):	466.05	465.00	465.95
Lowest price paid per Share (pence):	460.00	460.10	460.25
Volume weighted average price paid per Share (pence):	462.3535	462.2856	462.5925

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 843,131,940 ordinary shares in treasury and have 15,643,181,054 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	462.3535	939,019
Cboe (UK)/BXE	462.2856	109,127
Cboe (UK)/CXE	462.5925	448,034

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3455K_1-2025-12-4.pdf

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 05 December 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,710,234 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,078,980	135,334	495,920
Highest price paid per Share (pence):	457.15	456.95	457.15
Lowest price paid per Share (pence):	450.70	450.70	450.70
Volume weighted average price paid per Share (pence):	454.1446	454.3984	454.3903

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 844,842,174 ordinary shares in treasury and have 15,641,470,820 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	454.1446	1,078,980
Cboe (UK)/BXE	454.3984	135,334
Cboe (UK)/CXE	454.3903	495,920

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5292K_1-2025-12-5.pdf

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8 December 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,611,008 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,060,322	103,910	446,776
Highest price paid per Share (pence):	454.85	454.40	454.30
Lowest price paid per Share (pence):	446.85	447.25	446.90
Volume weighted average price paid per Share (pence):	449.6746	449.6624	449.8127

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 846,453,182 ordinary shares in treasury, and have 15,639,859,812 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	449.6746	1,060,322
Cboe (UK)/BXE	449.6624	103,910
Cboe (UK)/CXE	449.8127	446,776

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7130K_1-2025-12-8.pdf

Exhibit 1.7

9 December 2025

BP p.l.c.
Third quarter interim dividend for 2025
Payments of dividends in sterling

On 4 November 2025, the Directors of BP p.l.c. announced that the interim dividend for the third quarter of 2025 would be US$0.0832 per ordinary share (US$0.4992 per ADS). This interim dividend is to be paid on 19 December 2025 to shareholders on the share register on 14 November 2025. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. The board has decided not to offer a scrip dividend alternative in respect of the third quarter 2025 dividend. Dividend reinvestment plans have been made available for this dividend for ordinary shareholders and ADS holders (subject to certain exceptions) to receive additional bp shares.

Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the three dealing days between 3 December and 5 December 2025 (£1 = US$1.33346). Accordingly, the amount of sterling dividend payable in cash on 19 December 2025 will be:

6.2394 pence per share.

Details of the third quarter dividend and timetable are available at bp.com/dividends. For further information on your dividend payment options, visit bp.com/drip.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 December 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,558,529 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,145,873	82,051	330,605
Highest price paid per Share (pence):	450.80	450.05	450.05
Lowest price paid per Share (pence):	445.30	445.40	445.40
Volume weighted average price paid per Share (pence):	447.6217	447.5915	447.5570

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 848,011,711 ordinary shares in treasury, and have 15,638,301,283 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	447.6217	1,145,873
Cboe (UK)/BXE	447.5915	82,051
Cboe (UK)/CXE	447.5570	330,605

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9002K_1-2025-12-9.pdf

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 December 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,564,115 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,064,783	94,564	404,768
Highest price paid per Share (pence):	446.85	446.70	446.85
Lowest price paid per Share (pence):	442.55	442.55	442.45
Volume weighted average price paid per Share (pence):	444.6412	444.4962	444.5573

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 849,073,690 ordinary shares in treasury, and have 15,637,239,304 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	444.6412	1,064,783
Cboe (UK)/BXE	444.4962	94,564
Cboe (UK)/CXE	444.5573	404,768

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0832L_1-2025-12-10.pdf

Exhibit 1.10

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.462	5
d)	Aggregated information - Volume - Price - Total	5 £4.462 £22.31
e)	Date of the transaction	10 December 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.462	85
d)	Aggregated information - Volume - Price - Total	85 £4.462 £379.27
e)	Date of the transaction	10 December 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.11

11 December 2025

BP p.l.c.

Board Committee Membership Change

In accordance with UK Listing Rule 6.4.6, BP p.l.c. announces that Dave Hager has been appointed as a member of the safety and sustainability committee with effect from 10 December 2025.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 December 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,559,875 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,116,694	85,472	357,709
Highest price paid per Share (pence):	446.00	445.90	446.00
Lowest price paid per Share (pence):	442.30	442.60	442.60
Volume weighted average price paid per Share (pence):	444.2408	444.2094	444.3570

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 850,633,565 ordinary shares in treasury, and have 15,635,679,429 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	444.2408	1,116,694
Cboe (UK)/BXE	444.2094	85,472
Cboe (UK)/CXE	444.3570	357,709

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2788L_1-2025-12-11.pdf

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 December 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,572,184 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,102,905	90,622	378,657
Highest price paid per Share (pence):	443.40	443.15	443.30
Lowest price paid per Share (pence):	436.25	436.25	436.15
Volume weighted average price paid per Share (pence):	440.2108	440.3189	440.4288

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 852,205,749 ordinary shares in treasury, and have 15,634,107,245 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	440.2108	1,102,905
Cboe (UK)/BXE	440.3189	90,622
Cboe (UK)/CXE	440.4288	378,657

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4652L_1-2025-12-12.pdf

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 December 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,570,766 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,060,713	89,529	420,524
Highest price paid per Share (pence):	443.00	442.95	443.00
Lowest price paid per Share (pence):	437.60	437.80	437.70
Volume weighted average price paid per Share (pence):	441.3033	440.6671	440.5852

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 853,776,515 ordinary shares in treasury, and have 15,632,536,479 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	441.3033	1,060,713
Cboe (UK)/BXE	440.6671	89,529
Cboe (UK)/CXE	440.5852	420,524

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

 http://www.rns-pdf.londonstockexchange.com/rns/6462L_1-2025-12-15.pdf

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 December 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,620,362 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	969,526	142,632	508,204
Highest price paid per Share (pence):	435.30	435.05	435.15
Lowest price paid per Share (pence):	419.10	419.20	418.70
Volume weighted average price paid per Share (pence):	427.8264	426.6055	427.7401

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 855,396,877 ordinary shares in treasury, and have 15,630,916,117 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	427.8264	969,526
Cboe (UK)/BXE	426.6055	142,632
Cboe (UK)/CXE	427.7401	508,204

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8232L_1-2025-12-16.pdf

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 December 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,617,318 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,027,754	114,026	475,538
Highest price paid per Share (pence):	434.05	433.95	433.95
Lowest price paid per Share (pence):	425.45	425.70	425.70
Volume weighted average price paid per Share (pence):	430.4564	430.9692	429.7451

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 857,014,195 ordinary shares in treasury, and have 15,629,298,799 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	430.4564	1,027,754
Cboe (UK)/BXE	430.9692	114,026
Cboe (UK)/CXE	429.7451	475,538

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0057M_1-2025-12-17.pdf

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 December 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,634,942 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,078,154	93,751	463,037
Highest price paid per Share (pence):	428.30	427.85	428.30
Lowest price paid per Share (pence):	418.25	418.70	418.20
Volume weighted average price paid per Share (pence):	424.1517	423.7912	424.1111

The Company intends to transfer the Shares into treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 858,649,137 ordinary shares in treasury, and have 15,627,663,857 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	424.1517	1,078,154
Cboe (UK)/BXE	423.7912	93,751
Cboe (UK)/CXE	424.1111	463,037

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1902M_1-2025-12-18.pdf

Exhibit 1.18

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.27298	6,103
d)	Aggregated information - Volume - Price - Total	6,103 £4.27298 £26,078.00
e)	Date of the transaction	23 December 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.19

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Carol Howle
2	Reason for the notification
a)	Position/status	Interim CEO / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.2485	114
d)	Aggregated information - Volume - Price - Total	114 £4.2485 £484.33
e)	Date of the transaction	23 December 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.2485	79
d)	Aggregated information - Volume - Price - Total	79 £4.2485 £335.63
e)	Date of the transaction	23 December 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 January 2026
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary